UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39803

Meiwu Technology Co. Ltd.

(Translation of registrant’s name into English)

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

On November 23, 2021, Meiwu Technology Co., Ltd. (the “Company”) entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd., a company organized under the laws of the PRC (“Anxin”), via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China.

Pursuant to the SPA, the Company is going to acquire 51% of the issued and outstanding shares of Anxin BVI, with the right of first refusal to purchase the remaining issued and outstanding shares of Anxin in the next two fiscal years, subject to the terms and conditions in the SPA. Upon the closing, the Company shall deliver to the Sellers total consideration of RMB 153 million (approximately US$23,906,250) to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$3.00 per share, for a total of 7,968,755 Ordinary Shares (any fractional Ordinary Shares result from this issuance will be rounded up to the nearest whole share) (“Share Consideration”) provided, however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation.

The SPA contains customary representations and warranties of Anxin BVI and Sellers, including, among other things, (a) the good standing of the parties under the laws of the jurisdiction under which they are organized, (b) the individual authority for each of the parties to execute and deliver the SPA, (c) the accuracy of Axin BVI’s and its subsidiaries’ financial records, (d) the absence of any undisclosed material adverse changes, and (e) the absence of legal proceedings that relate to the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things Nasdaq approval of the listing of the Share Consideration.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the complete text of the SPA, which is filed hereto as Exhibit 10.1

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Share Purchase Agreement, dated November 23, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Co. Ltd.

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: November 23, 2021